CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

September 26, 2005                                                                        Trading Symbols: TSX Venture - CGR
                                                                                               US;OTC.BB - CGREF
                                                                                    Berlin and Frankfurt - WKN A0DJ0G

Coral Gold Resources Ltd. has made an application to amend the terms of the warrants issued pursuant to a private placement announced on August 22, 2003. The requested amendment extends the original expiry date of the warrants from October 12, 2005 to October 12, 2006.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“David Wolfin”
David Wolfin
Director

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